May 5, 2023

FILED VIA EDGAR

Division of Corporation Finance
Office of Technology
United Stated Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Attention: Stephen Krikorian, Accounting Branch Chief

Re: Q2 Holdings, Inc.
Form 8-K Furnished February 21, 2023
File No. 001-36350

Ladies and Gentlemen:

Q2 Holdings, Inc. (the “Company”) is providing this letter in response to the comment letter dated April 26, 2023 (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s earnings release of its financial results for the fourth quarter and fiscal year ended December 31, 2022, furnished as Exhibit 99.1 (the “Earnings Release”) to the Current Report on Form 8-K furnished by the Company on February 21, 2023 . This letter restates the numbered comments of the Staff, followed the Company’s response to each numbered comment.

Form 8-K Furnished February 21, 2023

Exhibit 99.1

Non-GAAP Net Income, page 10

1. Tell us how you considered providing the income tax effects related to adjustments made to arrive at Non-GAAP net income. Refer to Item 10(e) of Regulation S-K and Question 12.11 of the Commission’s Non-GAAP Compliance and Disclosure Interpretations Current and deferred income tax expense commensurate with the non-GAAP measure of profitability should be shown as a separate adjustment and clearly explained. If you do not believe any income tax expense related to your Non-GAAP net income is applicable, please clearly explain why in future reports furnished to the Commission when you present non-GAAP net income.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it considered income tax effects related to adjustments made to arrive at Non-GAAP Net Income in light of the requirements of Item 10(e) of Regulation S-K as well as the Staff’s guidance set forth in Question 102.11 of the Commission’s Non-GAAP Compliance and Disclosure Interpretations. The Company informs the Staff that it did not disclose any such income tax effects in the reconciliation of GAAP Net Loss to Non-GAAP Net Income because the effects were immaterial for the periods presented.

As disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, substantially all of the Company’s GAAP loss before income taxes relates to the Company’s U.S. operations. Given that the Company has significant U.S. federal and state tax net operating loss carryforwards and has established a full valuation allowance against its U.S. federal and state net deferred tax assets, the Company’s income tax provision on both a GAAP and a Non-GAAP basis primarily consists of the current and deferred tax impact from its foreign tax jurisdictions as well as the current state tax impact of its U.S. operations. The adjustments made to derive Non-GAAP Net Income did not have a material foreign tax effect, and the Company determined that any effect of such adjustments on the U.S. state tax component of its provision was immaterial. As a result, the Company determined that there were no material income tax effects to the adjustments made to GAAP Net Loss. The Company therefore believes that its presentation of the reconciliation of GAAP Net Loss to Non-GAAP Net Income for the periods presented in the Earnings Release complies with applicable SEC rules and related guidance.

The Company respectfully advises the Staff that in recent years, the Company’s management has not utilized Non-GAAP Net Income as a primary internal measure to gauge the Company’s performance or discussed it as part of the management’s update during earnings calls. In addition to the relevant GAAP measures, the Company’s management has primarily focused its non-GAAP profitability discussions and analysis, both internally and externally, on Adjusted EBITDA. In light of this, the Company has re-evaluated the various non-GAAP and operational metrics it uses to measure its performance, and it has determined to no longer present Non-GAAP Net Income or Non-GAAP Net Income Per Share in its future filings.

* * * *

If you have any questions concerning our responses to your questions and comments, please do not hesitate to contact M. Scott Kerr, the Company’s Senior Vice President, General Counsel & Corporate Secretary at 512-697-3254 or scott.kerr@q2.com. We thank the Commission for its attention to this matter and its consideration of this response.

Sincerely,
Q2 Holdings, Inc.
/s/ David J. Mehok
David J. Mehok
Chief Financial Officer
(Principal Financial and Accounting Officer)

cc: Matthew P. Flake, Q2 Holdings, Inc.
M. Scott Kerr, Q2 Holdings, Inc.
John J. Gilluly III, DLA Piper LLP (US)